September 16, 2024

Via Edgar Transmission

Ms. Ruairi Regan/Ms. Brigitte Lippmann

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Re:	Skyline Builders Group Holding Limited (the “Company”) Draft Registration Statement on Form F-1 Submitted August 9, 2024 CIK No. 0002031009

Dear Ms. Ruairi Regan/Ms. Brigitte Lippmann

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated September 5, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Draft Registration Statement on Form F-1

Cover Page

1.	Please revise your definition of “China” or “PRC” to include Hong Kong and Macau and to clarify that the “legal and operational” risks associated with operating in China also apply to your operations in Hong Kong. The definition may clarify that the only time that“China or the PRC” does not include Hong Kong or Macau is when you are referencing specific laws and regulations adopted by the PRC. If it does, please revise your disclosure to discuss any commensurate laws or regulations in Hong Kong, if applicable, and any risks and consequences to the company associated with those laws and regulations. Revise the disclosure in your prospectus to clearly reflect that most of your operations are conducted in Hong Kong, China accordingly, and remove the qualifying references to the long arm provisions under the current PRC laws.

Response: We note the Staff’s comment, and respectfully advise that we have revised our definition of “PRC” to include Hong Kong and Macau and made the appropriate clarification. We have also revised disclosure in our prospectus and highlighted that most of our Operating Subsidiary’s operations are conducted in Hong Kong. We have removed the qualifying references to the long term provisions under the current PRC laws.

Prospectus Summary, page 1

2.	Please describe the Class B voting rights in the prospectus summary and reconcile your disclosure regarding the voting and conversion rights throughout the filing. For example, you state on the cover page that each Class B share entitles the holder to 20 votes, but on page 99 you state that the Class B entitles the holder to ten votes. On the cover page and on page 30 you state that in no event will the Class B shares be convertible into Class A shares, but on page 99 you state that the Class B shares are convertible at any time by the holder into Class A shares on a one-for-one basis. Also disclose the following:

●	The percentage of outstanding shares that Class B shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval;

●	Any transfer restrictions and potential future issuances of Class B shares, including the dilutive effect to the Class A shareholders;

●	Any sunset provisions that limit the lifespan of the Class B shares, and whether the death of a Class B shareholder or intra-family transfers of these shares would require conversion of the Class B shares; and

●	How the company would determine whether more than 50% of its outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition.

Response: We note the Staff’s comment, and respectfully advise that we have revised the disclosure in the prospectus that the Class B Ordinary Shares are entitled to 20 votes and in no event will the Class B Ordinary Shares be convertible into Class A Ordinary Shares. We have disclosed on the cover page (i) the percentage of outstanding shares that Class B shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval; (ii) there is no transfer restrictions for Class B Ordinary Shares and the potential dilutive effective on Class A shareholders in the case of future issuances of Class B Ordinary Shares; and (iii) there is no sunset provisions to limit the lifespan of the Class B Ordinary Shares and death of a Class B shareholder or intra-family transfers of Class B Ordinary Shares would not require conversion of the Class B Ordinary Shares. We have disclosed in page 14 that we will examine the record ownership and beneficial ownership reports to determine if more than 50% of our outstanding voting securities are held by U.S. residents for the purposes of satisfying the foreign private issuer definition.

Risk Factors, page 18

3.	Please revise the first paragraph on this page to remove the limiting and qualifying language, including that it describes some of the significant risks known to us and that it is to the best of our Directors’ knowledge and belief. You should disclose all risk factors that are specific to the company or its industry and make an offering speculative or one of high risk.

Response: We note the Staff’s comment, and respectfully advise that we have revised page 19 to remove the limiting and qualifying language.

Management’s Discussion and Analysis... , page 53

4.	Please revise your disclosure on page 60 to clarify the references to debt repayable on maturity to disclose the maturity date and expand your discussion of your material indebtedness to describe the material terms of such indebtedness including material financial covenants. Also, describe the material terms of any indebtedness incurred since March 31, 2024.

Response: We note the Staff’s comment, and respectfully advise that we have revised page 61 to clarify the references to debt repayable on maturity and described the material terms of indebtedness incurred since March 31, 2024.

Business, page 73

5.	We note your disclosure under MD&A that you had 16 projects contributing revenue for the year ended March 31, 2024, six of which were high value projects. To the extent material, please describe these projects in greater detail.

Response: We note the Staff’s comment, and respectfully advise that we have revised page 1 and 76 to describe the material project with high value contribution in revenue for the year ended March 31, 2024.

Related Party Transactions, page 100

6.	We note your disclosure in this section is provided as of March 31, 2024. Please provide disclosure as of the latest practicable date. Your disclosure should include all material transactions between the company and its subsidiaries and related parties including, as examples, the transfer of Kin Chiu Engineering Limited to the company and loan guarantees provided by Mr. Ngo Chiu Lam to subsidiaries of the company.

Response: We note the Staff’s comment, and respectfully advise that we have revised page 103 to update the disclosure as of the latest practicable date (July 31, 2024).

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-13

7.	Please expand your revenue recognition disclosures to address the following related to your typical contracts:

●	The nature of the goods and services that you have promised to transfer. Please ensure your disclosures highlight the various service offerings provided given your disclosure on page 76. See ASC 606-10-50-12.

●	The typical contract length for your arrangements;

●	The performance obligation(s) you have determined from your contracts with customers including whether your arrangements have one or multiple performance obligations. For each performance obligation, highlight whether the Company has bundled any goods or services that are not considered distinct. See ASC 606-10-25-14 through ASC 606-10-25-19

●	Provide the disclosures related to your remaining performance obligations pursuant to ASC 606-10-50-13 through 50-50-16; and

●	Provide disaggregated revenue disclosures pursuant to ASC 606-10-50-5. Please refer to the guidance in paragraphs ASC 606-10-55-89 through 55-91.

Response: We note the Staff’s comment, and respectfully advise that we have revised page F-13 and F-33 to update the address (i) the nature of the goods and services promised to transfer (F-13); (ii) the typical contract length (F-13); (iii) the performance obligation(s) the Company determined from its contracts with customers (F-13); (iv) remaining performance obligations pursuant to ASC 606-10-50-13 through 50-50-16 (F-13); and (v) disaggregated revenue disclosures pursuant to ASC 606-10-50-5 (F-33).

8.	We note your disclosure that revenue from the provision of roads and drainage works is recognized over time using an output method. We further note based on your disclosures that it appears that contract assets arise when the Company completes the roads and drainage works under relevant contracts but such works are yet to be certified by independent surveyors appointed by customers. In order to better under the Company’s accounting determination, please further describe the Company’s consideration of the guidance under ASC 606-10-25-27 and how the Company concluded that over time recognition pursuant to such guidance is appropriate rather than at a point in time in accordance with ASC 606-10-25-30. In that regard, please further describe your consideration of the guidance under ASC 606-10-25-27(b) and ASC 606-10-55-7 which states that the indicators of the transfer of control under ASC 606-10-25-30 should be factored when considering whether a customer controls the asset as it is created or enhanced. As such, please tell us how the Company considered whether the certification of the works is a form of customer acceptance, and as such, how such customer acceptance terms impacted the Company’s determination of when it transfers control of the asset to the customer.

Response: We note the Staff’s comment, and respectfully advise that in accordance with the contractual terms, the Company carries out highly customized work on sites designated by the customer. The customer directs and approves the architecture, work programme, and design, and ultimately uses the construction works to provide public services upon completion. The customer has control over the asset being constructed, as they have the ability to direct the use of the contracted facilities, in line with ASC 606-10-25-27(b).

We recognize revenue progressively using an output method because the contracts are specific to the customer and have no alternative use (ASC 606-10-25-27(c)). Control is transferred continuously as the work is performed, and the customer oversees the progress of the project. Our customers control the work-in-progress as it is created, as they have access to the construction site, supervise the work, and direct its use in accordance with ASC 606-10-25-27(b) and ASC 606-10-55-7.

The certification of completed works, which generally occurs shortly after month-end, serves as confirmation of the work performed but is not viewed as a form of customer acceptance that would affect control transfer. Rather, the certification formalizes the progress of work already transferred to the customer. We base our revenue recognition on the transfer of control during the construction process, as the customer is continuously receiving and controlling the work-in-progress.

Furthermore, under the contractual terms, if the contract is terminated, the Company is entitled to full payment for the work completed to date, providing the Company with an enforceable right to payment under ASC 606-10-25-27(c). This further supports our conclusion that revenue should be recognized over time, as control of the asset is transferred to the customer throughout the construction period.

We believe this accounting treatment aligns with the guidance under ASC 606-10-25-27, as control is transferred over time, and the customer’s access and oversight during the construction process confirm their control over the asset as it is created.

4. Contract Assets and Liabilities, page F-20

9.	Please further describe the facts and circumstances that resulted in the significant contract asset balance build up from $5,140,121 as of March 31, 2023 to $10,069,808 as of March 31, 2024 which represents a 96% increase between the periods. In that regard, we note that revenue only increased by approximately 10% over the same periods and the Company’s disclosure on page 55 indicates that the number of projects between the fiscal years was consistent with 15 during fiscal year 2023 versus 16 in fiscal year 2024. To the extent the build up is a result of delays in the timeliness related to the survey certification process by your customers or other circumstances that may be contributing to the contract asset balance build up, please also consider whether your MD&A disclosure fully addresses the facts and circumstances that drove the change and whether disproportionate fluctuations in trends are expected to recur including the likely impact on your liquidity.

Response: We note the Staff’s comment, and respectfully advise that we have revised page 58 to disclose the facts and circumstances that resulted in the significant contract asset balance build up from $5,140,121 as of March 31, 2023 to $10,069,808 as of March 31, 2024 and page 61 on liquidity and capital resources.

11. Bank Borrowings, page F-25

10.	Please tell us how you determined the aggregate debt balance of $10,928,069 should be classified as current as of March 31, 2024, despite the various maturity dates that extend beyond March 31, 2025 related to many of your borrowings as disclosed in your table on page 60 and as reflected in your contractual obligations table and debt maturity table included on pages 62 and F-26, respectively. Notwithstanding the determination of classification of your current debt, please also revise your balance sheet and all the related debt maturity tables throughout your filing to consistently present the current portion of debt. In that regard, we note your contractual obligations table on page 62 only shows $10,099,619 of principal payments as being due in less than 1 year even though the aggregate debt balance of $10,928,069 is classified as current on your balance sheet as of March 31, 2024. Please cite any authoritative literature the company is relying on its determination of its classification.

Response: We note the Staff’s comment, and respectfully advise that we have revised page F-25 in Note 11 of the Notes to Consolidated Financial Statements that all of the borrowings include repayable on demand clauses that enable the creditor, at his discretion, to demand payments at any time. The Company relies on ASC470-10-45-10 to determine the borrowings classification per below: “The current liability classification shall include obligations that, by their terms, are due on demand or will be due on demand within one year (or operating cycle, if longer) from the balance sheet date, even though liquidation may not be expected within that period.” The Company has revised the disclosure in Note 11 of the Notes to Consolidated Financial Statements to state the debt maturity tables is disclosed based on scheduled repayments of the borrowings.

11.	We note your disclosure that as of the date of this report, a total of $8,999,519 of the bank borrowings as of March 31, 2024 has been repaid. We also note that as of March 31, 2024 you only had $323,595 in cash and cash equivalents, unutilized bank borrowings in the amount of $523,433 and generated negative cash flows from operations of $6,507,832 for the year ended March 31, 2024. Please tell us and expand your disclosures to discuss the specific facts and circumstances related to the Company’s payment of such bank borrowings subsequent to the balance sheet date. In that regard, to the extent the Company entered into additional material financing arrangements or other commitments including any related party loans subsequent to the balance sheet date to allow for such repayment, please expand your disclosures to highlight what those commitments are including the material terms and conditions of such commitments. Please also revise your MD&A to include similar disclosure and to discuss the impact to your short and long-term cash requirements in your discussion of your liquidity and capital resources, in addition to discussing whether your recent history of negative cash flows from operations is a known trend that may continue to impact your liquidity or capital resources.

Response: We note the Staff’s comment, and respectfully advise that we have revised page 60 and 61 to discuss the specific facts and circumstances related to the Company’s payment of bank borrowings subsequent to balance sheet date

17. Segment Reporting, page F-33

12.	In light of the various service offerings disclosed on page 76 which include among others, site formation works, reinforced concrete structure works, road and drainage works, landscape works and earthworks including excavation general building work and demolition, please tell us what consideration you gave to providing the product and service disclosures required by ASC 280-10-50-40.

Response: We note the Staff's comment and respectfully advise that we have revised page 76 to clarify that the Company operates in a single reportable segment under ASC 280-10-50-40. Our core business as an Approved Public Works Contractor involves integrated services, such as site formation, reinforced concrete works, and drainage, which are components of comprehensive contracts rather than distinct products or services. We have also considered that the nature, amount, timing, and uncertainty of revenue and cash flows affected by economic factors are consistent across all service offerings, as they are governed by comprehensive contracts. Therefore, we do not consider these services as separate offerings for the purposes of segment reporting under ASC 280. However, we have considered and added the disclosure with respect to the nature of customers in Note 17 of the Notes to Consolidated Financial Statements.

* * *

Please contact the undersigned at (852) 3923 1188 you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick, Esq.
Ted Paraskevas

Direct Dial: +852 3923 1188
Email: lvenick@loeb.com

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